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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN REAL ESTATE PARTNERS, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP
                           (NAME OF SUBJECT COMPANY)

                      AMERICAN REAL ESTATE PARTNERS, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP
                      (NAME OF PERSON(S) FILING STATEMENT)

            DEPOSITARY UNITS REPRESENTING LIMITED PARTNER INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   029169109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               JOHN P. SALDARELLI
                    VICE PRESIDENT, SECRETARY AND TREASURER
                      AMERICAN REAL ESTATE PARTNERS, L.P.
                             100 SOUTH BEDFORD ROAD
                           MT. KISCO, NEW YORK 10549
                                 (914) 242-7700

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

               MELVIN EPSTEIN                                CRAIG S. MEDWICK
        STROOCK & STROOCK & LAVAN LLP                       ROGERS & WELLS LLP
               180 MAIDEN LANE                                200 PARK AVENUE
        NEW YORK, NEW YORK 10038-4982                       NEW YORK, NEW YORK
               (212) 806-5400                                 (212) 878-8000

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

                       AMENDMENT NO. 1 TO SCHEDULE 14D-9

     This Amendment No. 1 to Schedule 14D-9 ("Amendment No. 1") amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 7, 1998 (the "Initial Schedule 14D-9"), by American Real Estate Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the tender offer by Leyton LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 10,000,000 of the outstanding Depositary Units at a purchase price of $10.50 per Depositary Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the "Offer to Purchase") and related Letter of Transmittal, including the Instructions thereto (which collectively constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is American Real Estate Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 100 South Bedford Road, Mt. Kisco, New York 10549. The title of the class of equity securities to which this statement relates is the depositary units representing limited partner interests in the Partnership (the "Depositary Units").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to an offer by Leyton LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 10,000,000 of the outstanding Depositary Units at a purchase price of $10.50 per Depositary Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the "Offer to Purchase") and related Letter of Transmittal, including the Instructions thereto (which collectively constitute the "Offer"). As a result of the relationship of Carl C. Icahn ("Icahn"), Beckton Corp. ("Beckton"), a Delaware corporation wholly owned by Icahn, and High Coast Limited Partnership, a Delaware limited partnership ("High Coast"), with the Purchaser, each of them may be deemed to be a "co-bidder" with the Purchaser (collectively, the "Bidders"). A Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") with respect to the Offer has been filed by the Purchaser and the other Bidders.

     The address of the principal executive offices of the Purchaser, Beckton and High Coast is 100 South Bedford Road, Mt. Kisco, New York 10549. Icahn's business address is c/o Icahn & Co., Inc., One Wall Street Court, New York, New York 10005.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b) The Offer to Purchase states that the Purchaser is a Delaware limited liability company and that the sole member of the Purchaser is High Coast. According to the Offer to Purchase, the general partner of High Coast, Beckton, is wholly owned by Icahn and the limited partners of High Coast are, indirectly, more than 90% owned by Icahn. The general partner of the Partnership, American Property Investors, Inc., a Delaware corporation ("API" or the "General Partner"), also is wholly owned by Icahn.

     In addition, as of the date hereof, Icahn beneficially owns approximately 68.4% of the outstanding Depositary Units and approximately 86.5% of the outstanding 5% cumulative pay-in-kind redeemable preferred units representing limited partner interests in the Partnership (the "Preferred Units"). Under the Amended and Restated Limited Partnership Agreement of the Partnership (the "Partnership Agreement"), all decisions concerning the management of the Partnership are made by the General Partner which is wholly owned by Icahn. Further, the affirmative vote of holders of Depositary Units (herein referred to as "Unitholders") holding more than 75% of the total number of all Depositary Units then outstanding, including Depositary Units held by the General Partner and its affiliates, is required to remove the General Partner.

Thus, since Icahn beneficially owns more than 25% of the Depositary Units outstanding, pursuant to the terms of the Partnership Agreement, the General Partner may not be removed without Icahn's consent.

     Moreover, under the Partnership Agreement, the affirmative vote of the General Partner and Unitholders owning more than 50% of the total number of all outstanding Depositary Units then held by Unitholders is required to approve, among other things, selling or otherwise disposing of all or substantially all of the Partnership's assets in a single sale or in a related series of multiple sales, dissolving the Partnership, or electing to continue the Partnership in certain instances, electing a successor general partner, making certain amendments to the Partnership Agreement or causing the Partnership, in its capacity as sole limited partner of American Real Estate Holdings Limited Partnership (the "Subsidiary"), to consent to certain proposals submitted for the approval of the limited partners of the Subsidiary. Accordingly, as Icahn currently holds and, upon consummation of the Offer, will continue to hold, in excess of 50% of the Depositary Units outstanding, Icahn has effective control over such approval rights.

     Pursuant to the Partnership Agreement, the Partnership may also enter into other transactions with the General Partner and its affiliates, including, without limitation, buying and selling properties and borrowing and lending funds from or to the General Partner or its affiliates, joint venture developments and issuing securities to the General Partner or its affiliates in exchange for, among other things, assets that they now own or may acquire in the future, provided that the terms of such transactions are fair and reasonable to the Partnership. The General Partner is also entitled to reimbursement by the Partnership for all allocable direct and indirect overhead expenses (including, but not limited to, salaries and rent) incurred in connection with the conduct of the Partnership's business. Also, employees of the Partnership may, from time to time, provide services to affiliates of the General Partner, with the Partnership being reimbursed therefor.

     In addition, under the Partnership Agreement, the General Partner and its affiliates may receive fees in connection with the acquisition, sale, financing, development, construction, marketing and management of new properties acquired by the Partnership. As development properties and other new properties are acquired, developed, constructed, operated, leased and financed, the General Partner or its affiliates may perform acquisition functions, including the review, verification and analysis of data and documentation with respect to potential acquisitions, and perform development and construction oversight and other land development services, property management and leasing services, either on a day-to-day basis or on an asset management basis, and may perform other services and be entitled to fees and reimbursement of expenses relating thereto, provided the terms of such transactions are fair and reasonable to the Partnership in accordance with the Partnership Agreement and customary to the industry.

     Also, pursuant to the terms and conditions of the Partnership Agreement, the General Partner is entitled to indemnification from and against liabilities relating to the Partnership. The right to indemnification extends similarly to the officers, directors, employees and agents of the General Partner in their respective capacities as such.

     Subject to the terms of the Partnership Agreement, the General Partner has absolute discretion to act on behalf of the Partnership with respect to all transactions with affiliates, and such transactions may not be the result of arm's-length negotiations. Pursuant to the Partnership Agreement, the Audit Committee of the Board of Directors of the General Partner (the "Audit Committee") meets on an annual basis, or more often if necessary, to review and approve any conflicts of interest which may arise.

     By reason of the relationships and the structure of the management of the Partnership described in the preceding paragraphs, the Partnership may have conflicts of interest in considering the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) No Recommendation.

     The Partnership expresses no opinion and is remaining neutral toward the Offer, based on the unanimous recommendation of the Audit Committee, which has been appointed by the Board of Directors of the General Partner to consider the Offer on behalf of the Partnership. The Audit Committee's recommendation is based on the reasons stated below.

     (b)(1) Background.

     The Board of Directors of API authorized and directed the Audit Committee (whose members are Alfred D. Kingsley, William A. Leidesdorf and Jack G. Wasserman, the three independent members of the Board(1)) to review the Offer and to make a determination as to how the Partnership should fulfill its obligations with respect to the Offer, including without limitation, its obligations to prepare, file with the Securities and Exchange Commission and publish a Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended, disclosing the Partnership's position with respect to the Offer.

     Following the announcement by the Bidders that the Offer was being contemplated, the Audit Committee retained Stroock & Stroock & Lavan LLP to act as its independent legal advisor and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to act as its financial advisor for the limited purposes described below.

     Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructuring and private placements of debt and equity securities. Houlihan Lokey has no material prior relationship with the Partnership or the Bidders.

     At a meeting of the Audit Committee on December 2, 1998, members of senior management of the Partnership discussed with the Audit Committee and Houlihan Lokey the methodology, analysis and other information provided by the Partnership to the Bidders with respect to the estimated liquidation value of the Depositary Units, as described in the Schedule 14D-1. Partnership management offered to provide Houlihan Lokey the liquidation analysis information, information regarding the Unitholders and such other information, documents and assistance as may be requested by Houlihan Lokey to conduct its analysis.

     In the Initial Schedule 14D-9 and in the press release issued by the Partnership on December 4, 1998 and attached to the Initial Schedule 14D-9 as Exhibit(a) thereto, the Partnership disclosed that it was unable to take a position at that time with respect to the Offer and that the Partnership expected to be able to publish or otherwise inform the Unitholders no later than December 11, 1998 of its determination whether (i) to recommend acceptance or rejection of the Offer, (ii) to express no opinion and remain neutral toward the Offer; or (iii) it is unable to take a position with respect to the Offer.

     In the Initial Schedule 14D-9, the Audit Committee stated its belief that, in determining whether to take a position with respect to the Offer, it would take into account the report it had requested Houlihan Lokey to provide, which was limited to the following analyses: (i) a critique of the methodology of the liquidation analysis presented by the Bidders in the Schedule 14D-1 and the Offer to Purchase delivered to the Unitholders; and (ii) information with respect to the current trading activity and market for the Depositary Units which are the subject of the Offer and the effect that the Offer would likely have on Depositary Units that remain publicly traded after the completion of the Offer if it were successful. The Audit Committee also requested that Houlihan Lokey consider whether the market response to the decision to buy or to sell interests in Arvida/JMB Partners, L.P. ("Arvida") (the "Arvida Transaction," as more fully described below) was material to an analysis of the Offer and, if so, the factors Houlihan Lokey considered important for the Audit Committee to take into account.

     Houlihan Lokey did not, and was not requested by the Audit Committee to,
(i) make any determination as to the fairness, from a financial point of view, of the consideration to be paid to the limited partners who tender in the Offer or (ii) make any recommendation as to the form or amount of such consideration. In addition, Houlihan Lokey was not asked to opine on and did not express any opinion as to (i) tax consequences of the Offer, including but not limited to tax consequences to the Unitholders, (ii) alternatives to the Offer or (iii) the fairness of any aspect of the Offer, including the fairness of the Offer as a whole.

---------------

(1) Icahn is the fourth member of the Board of Directors of API.

     The "Arvida Transaction" that Houlihan Lokey was asked to consider for the purposes described above refers to the following: On November 6, 1998, Raleigh Capital Associates, L.P. ("Raleigh"), The St. Joe Company and Arvida/JMB Managers, Inc. entered into a Buy/Sell Agreement (the "Buy/Sell Agreement") with respect to Arvida. The Partnership indirectly owns 70% of Raleigh and Icahn indirectly owns the balance. Pursuant to the Buy/Sell Agreement, Raleigh was obligated, by December 10, 1998, to make a determination whether to purchase the general partner interest in Arvida and make a tender offer for the approximately 297,000 outstanding units of partnership interest of Arvida ("Arvida Units") that it did not own, at a price per unit of $430, or alternatively, to sell to The St. Joe Company all of its approximately 106,000 Arvida Units at a price per unit of $430.

     The Audit Committee stated in the Initial Schedule 14D-9 that it would also take into consideration, among other things, the following: (A) the Purchaser's statement in the Offer to Purchase to the effect that the Offer is conditioned (although the Purchaser reserved the right to waive such condition) on the Offer not resulting in the Depositary Units being held of record by less than 300 persons and not resulting in a delisting of the Depositary Units from the New York Stock Exchange ("NYSE"), where they should continue to trade; (B) the Purchaser's statement in the Offer to Purchase that, except to the extent disclosed in the Offer to Purchase, the Purchaser does not have any present plans or proposals which relate to or would result in (but reserves the right to engage in transactions that may relate to or result in) an extraordinary transaction, such as a merger; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or dividend policy; or any other material changes in the Partnership's corporate structure or business; (C) the fact that the Offer will not result in a change in control of the Partnership; and (D) the Offer requires no approval of the Board of Directors of the General Partner under the Partnership Agreement or otherwise.

     (b)(2) Subsequent Developments.

     Since the Initial Schedule 14D-9 was filed, Raleigh decided to sell its approximately 106,000 Arvida Units to The St. Joe Company pursuant to the Buy/Sell Agreement. Accordingly, the Partnership is expected to receive approximately $33 million of proceeds before payment of related indebtedness. The Audit Committee believes that the Arvida Transaction will have no other material effect on the Partnership's business.

     During the period after the filing of the Initial Schedule 14D-9, representatives of the Audit Committee requested that the Bidders extend the expiration date of the Offer beyond December 18, 1998. Subsequently, following further discussion of this matter by the members of the Audit Committee and Icahn at a meeting of the full Board of Directors of the General Partner, in contemplation of the mailing of this Amendment No. 1 to the Unitholders, the Bidders agreed to extend the expiration date of the Offer to 12:00 midnight, New York City time on December 28, 1998.

     At its meeting on December 10, 1998, the Audit Committee, after considering the presentation of Houlihan Lokey, and for the other reasons described below, unanimously resolved that the Partnership should express no opinion and remain neutral toward the Offer.

     (b)(3) Reasons.

     (1) Houlihan Lokey Results. On December 10, 1998, at a meeting of the Audit Committee attended by its counsel, Stroock & Stroock & Lavan LLP, representatives of Houlihan Lokey presented and summarized the results of its review and analysis and responded to questions from members of the Audit Committee. Houlihan Lokey analyzed, among other things: (i) the current trading of the Depositary Units; (ii) trading patterns and market coverage of securities of public companies with less than 10% of their outstanding securities publicly held by non-insiders ("Low-Float Stocks"); (iii) trading patterns and market coverage of the securities of public companies that are almost completely private (i.e., 25% or less of their total outstanding shares are publicly traded) where the majority is controlled by a private equity fund or investor ("Stub Stocks"); and (iv) the methodologies and assumptions underlying the liquidation analysis described in the Offer to Purchase.

     Houlihan Lokey concluded that the effect a fully subscribed Offer would have on the trading liquidity and volume of the remaining publicly held Depositary Units was uncertain. Houlihan Lokey stated that its analysis of the Low Float Stocks suggested that a fully subscribed Offer would likely have an adverse impact on trading liquidity. It is possible, however, that the Depositary Units could continue to trade "actively" (i.e., more than 20,000 shares per day). Houlihan Lokey's sample of Stub Stocks suggests that, while not always the case, in many cases both individual and institutional investors remain interested in these companies due to the strong sponsor groups that hold majority control. Houlihan Lokey also pointed out, however, that, unlike the Partnership, the issuers of the Stub Stocks Houlihan Lokey reviewed were all covered by securities analysts. Although the Depositary Units have traded actively in the absence of securities analyst coverage, there can be no assurance that they will continue to trade actively.

     Houlihan Lokey also concluded that the methodology described in the Offer to Purchase to arrive at an estimated net liquidation value per Depositary Unit and an estimated net liquidation value per Depositary Unit on a fully-diluted basis appears reasonable. According to Houlihan Lokey, the Bidders used generally accepted valuation approaches and reasonable market data when compared to widely available pricing information.

     Houlihan Lokey's analysis is based on the business, economic, market and other conditions in which the Partnership operates as they existed on December 1, 1998. In conducting its analysis, Houlihan Lokey has relied upon and assumed, without independent verification, that the historical financial information provided to Houlihan Lokey by the Partnership has been reasonably and accurately prepared based upon the best currently available estimates of the financial results and condition of the Partnership. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to the Partnership and does not assume responsibility for such information. Houlihan Lokey did not make any physical inspection or independent appraisal or physical inspection of the specific properties or assets of the Partnership. Houlihan Lokey did not perform any due diligence with respect to any of the Partnership's specific properties or assets and made no independent assessment of the liquidation value.

     The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey, which is not readily susceptible to summary description. In its analyses, Houlihan Lokey made numerous assumptions with respect to the Partnership, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     Houlihan Lokey also concluded that based upon the market's reaction to news announcements regarding the Arvida Transactions, it appears that investors do not feel that the Partnership's involvement in Arvida is a material consideration.

     (2) Opportunistic Nature of Operations. The Audit Committee believes that the intended continuation of the Partnership's operations on the present opportunistic basis makes the future market value of the Depositary Units difficult to predict. Accordingly, the Audit Committee believes that the choice whether to remain a Unitholder should be made by each Unitholder depending on its own circumstances and expectations and whether such Unitholder intends to maintain its investment for the long-term or is looking for a shorter term return.

     (3) Premium Over Market Price. The Offer is an all-cash offer that represents a premium of approximately 44.8% to the last reported sales price of the Depositary Units on the NYSE on November 13, 1998 (the last full trading day preceding the first public announcement of the Offer). Although the liquidation value of a Depositary Unit may be greater, there are no present plans to liquidate the Partnership and there can be no assurance that the present liquidation value will be realized in the reasonably near future, if ever.

     (4) Continued NYSE Listing. The Audit Committee also considered the Purchaser's statements in the Offer to Purchase to the effect that it is a condition to the completion of the Offer that the purchase of the Depositary Units pursuant to the Offer would not be reasonably likely to result in the Depositary Units being held of record by less than 300 persons or in delisting from the NYSE.

     (5) Unitholders' Free Choice. The Unitholders have a free choice to tender their Depositary Units or not. Moreover, the Audit Committee is advised by the Partnership's management that all material public information regarding the Partnership has been disclosed in the Partnership's filings with the Securities and Exchange Commission. Therefore, the Audit Committee believes that each Unitholder has access to all material information regarding the Partnership.

     (6) Individual Circumstances. The Audit Committee believes that the Unitholder's decision whether to tender their Depositary Units may depend on their individual circumstances which may differ materially. In this regard, the Audit Committee noted that no change in the Partnership's distribution policy was contemplated, so that Unitholders (other than tax-exempt persons) would continue to be subject to taxation on the income, if any, of the Partnership, even though they would not be receiving any distributions.

     (7) No Material Changes Proposed. Except to the extent disclosed in the Offer to Purchase, the Purchaser has stated that it does not have any plans or proposals which relate to or would result in (but reserves the right to engage in transactions that may relate to or result in) an extraordinary transaction, such as a merger, any changes in the composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's corporate structure or business.

     (8) No Change in Control. The Offer will not result in a change in control of the Partnership or change in compensation payable to the General Partner or its affiliates.

     (9) No Approval Required. The Offer requires no approval of the Board of Directors of the General Partner under the Partnership Agreement or otherwise.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Audit Committee has retained Houlihan Lokey to provide financial advisory services as described above to assist the Audit Committee with its analysis of the Offer. The Partnership will pay Houlihan Lokey a fee of $125,000 for its services, and will reimburse it for reasonable out-of-pocket expenses in connection with rendering such services. No portion of Houlihan Lokey's fees are dependent upon the results of its analysis. The Partnership has also agreed to indemnify Houlihan Lokey and certain other parties against certain liabilities relating to, arising out of or in connection with retention of Houlihan Lokey as financial advisor in connection with the Offer.

     Except as disclosed herein, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to the Unitholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

     (a) Except as described in Schedule I attached hereto, no transactions in the Depositary Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

     (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Depositary Units beneficially owned by them.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or distribution policy of the Partnership.

     (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

LITIGATION.

     Amanda & Kimberly Kahn v. Carl C. Icahn, et al., C.A. No. 15916 (Del. Ch.). Two Unitholders of the Partnership brought a derivative action against the Partnership, the General Partner, its directors and one of its officers, alleging breach of fiduciary duties by the defendants in connection with, inter alia, the Partnership's investments in Arvida/JMB Partners, L.P. and Stratosphere Corporation. Plaintiffs claimed that defendant Icahn improperly diverted opportunities to participate in these investments from the Partnership to himself. Plaintiffs sought damages arising from these alleged breaches of fiduciary duty, attorneys' fees and other relief. On November 12, 1998, the Court of Chancery of the State of Delaware granted the defendants' motion to dismiss all of plaintiffs' claims against the defendants. Plaintiffs have until December 16, 1998 to appeal the Court's grant of defendants' motion to dismiss.

     Miller v. American Real Estate Partners, L.P., et.al., C.A. No. 16788NC (Del. Ch.). On November 18, 1998, Ruth Ellen Miller filed a Class Action Complaint bearing the caption Ruth Ellen Miller, on behalf of herself and all others similarly situated v. American Real Estate Partners, L.P., High Coast Limited Partnership, American Property Investors, Inc., Carl C. Icahn, Alfred Kinglsey, Mark H. Rachesky, William A. Leidesdorf, Jack G. Wasserman and John P. Saldarelli in the Delaware Chancery Court in New Castle County (the "Complaint"). The Complaint purports to state claims on behalf of a putative class of all holders of Units sounding in breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, injunction and breach of the Partnership Agreement. The Complaint seeks to have Ms. Miller appointed as class representative and that the putative class be certified. The Complaint also seeks an unspecified amount in damages and injunctive relief: (i) dissolving the Partnership; (ii) enjoining API from continuing to act as general partner of the Partnership; (iii) enjoining the Partnership from engaging in any transaction in which Icahn has either a direct or indirect interest, absent an affirmative vote of a majority of the outstanding Units held by the putative class, including this Offer; and (iv) ordering API to exercise its fiduciary obligations. The Complaint also seeks costs and attorneys' fees.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)

         (a)(1)  Letter to Unitholders, dated December 11, 1998.

         (a)(2)  Press release issued on December 11, 1998.

     (b) None.

     (c) None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN REAL ESTATE PARTNERS L.P.

                                          By: AMERICAN PROPERTY INVESTORS, INC.,
                                                      General Partner

                                          By: /s/  JOHN P. SALDARELLI
                                            ------------------------------------
                                                     John P. Saldarelli
                                               Vice President, Secretary and
                                                          Treasurer

Dated: December 11, 1998

                                EXHIBIT INDEX
                                -------------

         Exhibit
           No.                   Description
         -------                 -----------

         (a)(1)  Letter to Unitholders, dated December 11, 1998.

         (a)(2)  Press release issued on December 11, 1998.